# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jianpu Technology Inc., CIK 0001713923
CUSIP: 47738D309
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001104659-18-053364
Filed by CIK 0001750595
Persons authorized to receive notices and communications: Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, China (F4), 100080, 86-10-6242-7068

## Reporting persons
- Chenchao Zhuang (CIK 0001750595): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 40,975,830; shared voting power 0; sole dispositive power 40,975,830; shared dispositive power 0; aggregate amount beneficially owned 40,975,830 (10.9% of the class)
  Comment: Represents (i) 29,225,830 Class A ordinary shares held by Sun Flower Information Technology Ltd. and (ii) 500,000 Class A ordinary shares in the form of ADSs and 11,250,000 Class A ordinary shares held by Lucky Fish Information Technology Limited. Sun Flower Information Technology Ltd. is a British Virgin Islands company, 5% owned by Mr. Chenchao Zhuang and 95% owned by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang's father.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 375,316,285 ordinary shares, being all of the issuer's issued and outstanding ordinary shares as of the issuer's first half year 2024 unaudited financial results.
- Sun Flower Information Technology Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 29,225,830; shared voting power 0; sole dispositive power 29,225,830; shared dispositive power 0; aggregate amount beneficially owned 29,225,830 (7.8% of the class)
  Comment: Represents 29,225,830 Class A ordinary shares held by Sun Flower Information Technology Ltd. Sun Flower Information Technology Ltd. is a British Virgin Islands company, 5% owned by Mr. Chenchao Zhuang and 95% owned by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang's father.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 375,316,285 ordinary shares, being all of the issuer's issued and outstanding ordinary shares as of the issuer's first half year 2024 unaudited financial results.
- Lucky Fish Information Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 11,750,000; shared voting power 0; sole dispositive power 11,750,000; shared dispositive power 0; aggregate amount beneficially owned 11,750,000 (3.1% of the class)
  Comment: Represents 500,000 Class A ordinary shares in the form of ADSs and 11,250,000 Class A ordinary shares held by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang's father.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 375,316,285 ordinary shares, being all of the issuer's issued and outstanding ordinary shares as of the issuer's first half year 2024 unaudited financial results.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Name of issuer: Jianpu Technology Inc.
Address of issuer's principal executive offices: 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, China (F4), 100080
Comment:
The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value $0.0001 each. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The issuer currently has no issued and outstanding Class B ordinary shares, and all shareholders hold Class A ordinary shares with equal voting rights.

The ADSs are quoted on the OTCQB and are currently traded under the symbol "AIJTY."

## Item 2. Identity and Background
Name of person filing:
Chenchao Zhuang

Sun Flower Information Technology Ltd.

Lucky Fish Information Technology Limited
Residence or business address:
Chenchao Zhuang

Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People's Republic of China.

Sun Flower Information Technology Ltd.

Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People's Republic of China.

Lucky Fish Information Technology Limited

Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People's Republic of China.
Present principal occupation or employment: Partner, Zebra Global Capital Management, 7/F CityChamp Building, No. 12 Taiyanggong Middle Road, Chaoyang, Beijing, People's Republic of China.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Chenchao Zhuang - Singapore

Sun Flower Information Technology Ltd. - British Virgin Islands

Lucky Fish Information Technology Limited - British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Class B ordinary shares beneficially owned by Mr. Zhuang were converted into Class A ordinary shares following his resignation as a director of the issuer. In addition, based on the Form 6-K furnished by the issuer on February 13, 2025, Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu provided notices to the issuer to voluntarily convert all of the Class B ordinary shares of the issuer held by such entities into Class A ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. The conversion of the Class B ordinary shares of Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu resulted in the increase of the voting power of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

None of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A* Joint Filing Agreement, dated August 23, 2018 by and between the Reporting Persons https://www.sec.gov/Archives/edgar/data/1713923/000110465918053364/a18-21059_1ex99da.htm

## Signatures
- Chenchao Zhuang: /s/ Chenchao Zhuang, Chenchao Zhuang (02/18/2025)
- Sun Flower Information Technology Ltd.: /s/ Chenchao Zhuang, Authorized Signatory (02/18/2025)
- Lucky Fish Information Technology Limited: /s/ Chenchao Zhuang, Authorized Signatory (02/18/2025)